Exhibit (a)(5)(C)
Kay Jackson
Kimberly-Clark
972-281-1486
kay.jackson@kcc.com
FOR IMMEDIATE RELEASE
Kimberly-Clark Begins Tender Offer to Acquire I-Flow Corporation
     DALLAS, TX (October 20, 2009) — Kimberly-Clark Corporation (NYSE: KMB) today will commence a cash tender offer to purchase all outstanding shares of common stock of I-Flow Corporation (NASDAQ: IFLO). On October 9, 2009, the companies previously announced a definitive agreement whereby Kimberly-Clark would acquire I-Flow in a cash tender offer and subsequent merger for approximately $324 million on a fully diluted basis.
     Upon the successful closing of the tender offer, stockholders of I-Flow will receive $12.65 in cash for each share of I-Flow common stock tendered in the offer, without interest and less any required withholding taxes. If more than 50% but less than all of the outstanding shares of I-Flow common stock are tendered, and all other closing conditions are satisfied, any remaining shares not tendered will be converted into the right to receive the same consideration in cash in connection with a merger of Kimberly-Clark’s merger subsidiary into I-Flow. Following the purchase of shares in the tender offer, I-Flow will operate as part of Kimberly-Clark Health Care, a global business segment of Kimberly-Clark Corporation, with net sales of more than $1 billion.
     Today, Kimberly-Clark will file with the Securities and Exchange Commission (SEC) a tender offer statement on Schedule TO that provides the terms of the tender offer and I-Flow will file a solicitation/recommendation statement on Schedule 14D-9 that includes the recommendation of I-Flow’s board of directors that I-Flow stockholders accept the tender offer and tender their shares in the offer. As previously disclosed, I-Flow’s board of directors has unanimously approved the transaction. Kimberly-Clark’s board of directors has also unanimously approved the transaction.
     The tender offer will expire at midnight on November 17, 2009, unless extended in accordance with the merger agreement and the applicable rules and regulations of the SEC. The closing of the tender offer is conditioned upon the tender of a majority of the outstanding shares of I-Flow Corporation’s common stock on a fully diluted basis. The closing is also conditioned upon expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and other customary closing conditions.
About Kimberly-Clark and Kimberly-Clark Health Care
     Kimberly-Clark and its well-known global brands are an indispensable part of life for people in more than 150 countries. To learn more about Kimberly-Clark and its 137-year history of innovation, visit www.kimberly-clark.com.
     Around the world, medical professionals turn to Kimberly-Clark for a wide portfolio of solutions that improve the health, hygiene and well-being of their patients and staff. As part of their healing mission, caregivers rely on Kimberly-Clark Health Care to deliver clinical solutions and educational resources that they can depend on to prevent, diagnose and manage a wide variety of healthcare-associated infections. This over $1 billion global business segment of Kimberly-Clark Corporation holds the No. 1 or No. 2 positions in several categories including infection control solutions, surgical solutions, pain management and digestive health. And throughout the care continuum, patients and staff alike trust Kimberly-Clark medical supplies and devices, Kleenex brand tissues, Kimberly-Clark professional skin care products, and Scott brand towels for day-to-day needs. For more information, please visit http://www.kchealthcare.com.
This press release contains “forward-looking statements”. Such statements include, but are not limited to, statements about the expected benefits of the transaction involving Kimberly-Clark and I-Flow, including potential synergies and cost savings, future financial and operating results, and the combined company’s plans and objectives. In addition, statements made in this communication about anticipated financial results, future operational improvements and results or regulatory approvals are also forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from Kimberly-Clark’s and I-Flow Corporation’s expectations and projections.
Risks and uncertainties include the satisfaction of closing conditions for the acquisition, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and the tender of a majority of the outstanding shares of common stock of I-Flow, calculated on a fully diluted basis; the possibility that the transaction will not be completed, or if completed, not completed on a timely basis; the potential that market segment growth will not follow historical patterns; general industry conditions and competition; business and economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign governmental laws and regulations, and trends toward healthcare cost containment. Kimberly-Clark can give no assurance that any of the transactions related to the Offer will be completed or that the conditions to the Offer and the merger will be satisfied. A further list and description of additional business risks, uncertainties and other factors can be found in Kimberly-Clark’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and I-Flow’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as well as other Kimberly-Clark and I-Flow SEC filings. Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.kimberly-clark.com, www.iflo.com or on request from Kimberly-Clark or I-Flow. Many of the factors that will determine the outcome of the subject matter of this communication are beyond Kimberly-Clark’s or I-Flow’s ability to control or predict. Neither Kimberly-Clark nor I-Flow undertakes to update any forward-looking statements as a result of new information or future events or developments.
Important Additional Information
The tender offer described in this release will commence today. This release is neither an offer to purchase nor a solicitation of an offer to sell securities. Kimberly-Clark will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (SEC). INVESTORS AND I-FLOW STOCKHOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, LETTER OF

TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT WILL BE FILED BY I-FLOW WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to Kimberly-Clark at P.O. Box 612606, Dallas, Texas 75261-2606, by phone at 972-281-1522, or email: stockholders@kcc.com.

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